# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chagee Holdings Ltd., CIK 0002013649
CUSIP: 15743P104
Title of class of securities: Class A Ordinary Shares, par value US$0.0001
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, China (F4), 200051
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001135730

## Reporting persons
- Coatue Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,174,115; sole dispositive power 0; shared dispositive power 6,174,115; aggregate amount beneficially owned 6,174,115 (5.2% of the class)
- Philippe Laffont: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,174,115; sole dispositive power 0; shared dispositive power 6,174,115; aggregate amount beneficially owned 6,174,115 (5.2% of the class)
- Coatue Growth Fund V LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,174,115; sole dispositive power 0; shared dispositive power 6,174,115; aggregate amount beneficially owned 6,174,115 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Chagee Holdings Ltd.
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, People's Republic of China, 200051

## Item 2. Person Filing
Name of person filing:
Coatue Management, L.L.C.
Philippe Laffont
Coatue Growth Fund V LP
Address of principal business office or, if none, residence:
Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Philippe Laffont
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Coatue Growth Fund V LP
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019
Citizenship:
Coatue Management, L.L.C. - Delaware
Philippe Laffont - United States of America
Coatue Growth Fund V LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Coatue Management, L.L.C. - 6,174,115
Philippe Laffont - 6,174,115
Coatue Growth Fund V LP - 6,174,115
Percent of class:
Coatue Management, L.L.C. - 5.2%
Philippe Laffont - 5.2%
Coatue Growth Fund V LP - 5.2%
Sole power to vote or to direct the vote:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Coatue Growth Fund V LP - 0
Shared power to vote or to direct the vote:
Coatue Management, L.L.C. - 6,174,115
Philippe Laffont - 6,174,115
Coatue Growth Fund V LP - 6,174,115
Sole power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Coatue Growth Fund V LP - 0
Shared power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 6,174,115
Philippe Laffont - 6,174,115
Coatue Growth Fund V LP - 6,174,115

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Coatue Management, L.L.C.: /s/ Philippe Laffont, Philippe Laffont/Authorized Signatory (08/14/2025)
- Philippe Laffont: /s/ Philippe Laffont, Philippe Laffont (08/14/2025)
- Coatue Growth Fund V LP: By: Coatue Growth Fund V GP LP, its general partner, By: Coatue Growth Fund V GP Manager LLC, the general partner of Coatue Growth Fund V GP LP, Philippe Laffont/Managing Member (08/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.